VARIABLE LIFE INSURANCE COMPANY

APPLICANT’S PAYMENT OF PREMIUMS BENEFIT RIDER

PAYMENT OF PREMIUMS FOR A TEMPORARY PERIOD IN EVENT OF APPLICANT’S DEATH OR TOTAL DISABILITY AS DEFINED AND LIMITED

This Rider is made a part of the policy to which it is attached. If this Rider is issued subsequent to delivery of the policy, the consideration for issuance of the Rider is: (a) the application for this Rider, a copy of which is attached to and made a part of the policy; and (b) payment of any additional Premium we may require because of the issuance of this Rider. The date of issue of this Rider is as provided in Section 1 of the policy. The payment of any Premium under this Rider will not reduce payments under the policy.

PAYMENT OF PREMIUM IN EVENT OF APPLICANT’S DEATH

We agree, subject to the terms and conditions of this Rider and the policy, to pay the Premiums required to keep the policy from being deemed to be in default in accordance with Section 7 of the policy, on receipt at our Home Office of due proof: (a) of the death of the Applicant before the policy anniversary nearest the Insured’s 22nd birthday; and (b) that the death took place while the policy and this Rider were in full force.

PAYMENT OF PREMIUM IN EVENT OF APPLICANT’S TOTAL DISABILITY

We agree, subject to the terms and conditions of this Rider and the policy, to pay the Premiums required to keep the policy from being deemed to be in default in accordance with Section 7 of the policy, on receipt at our Home Office of due proof: (i) of the total disability of the Applicant at the time proof is given; and (ii) that the disability: (a) began before the policy anniversary nearest the Insured’s 22nd birthday while the policy and this Rider were in full force; and (b) began before the policy anniversary nearest the Applicant’s 65th birthday while the policy and this Rider were in full force; and (c) has been continuous for at least 6 months.

TOTAL DISABILITY DEFINED

“Total disability” means such incapacity of the Applicant as a result of bodily injury or disease that he or she is able to perform none of the duties of any occupation or employment for pay or profit for which he or she is reasonable fitted by education, training or experience. We will deem as “total disability” the total and irrecoverable loss by the Applicant of: (a) the sight of both eyes; or (b) the use of both hands or of both feet or of one hand and one foot.

BEGINNING OF PERIOD OF PAYMENT OF PREMIUMS AND AMOUNT OF PAYMENTS

In the case of the death of the Applicant, Premiums will be paid for the period which starts with the next policy month after the date of death. In the case of the total disability of the Applicant, Premiums will be paid for the period of continuous disability which starts with the next policy month after the later of: (a) the date such disability began; or (b) the date one year before written notice of claim is received. Any Premiums paid by the Applicant during the period for which Premiums are paid that were required to be paid to keep the policy from being deemed to be in default in accordance with Section 7 of the policy, will be refunded. No adjustment will be made to the Account Value as a result of this refund. We may pay a refund due the Owner to a person whom we judge to be responsible for the welfare of the Applicant or the Insured. The first Premium payment under this Rider will include all amounts that would have been paid from the beginning of the period of payment of Premiums if written notice of disability had been received before the next Processing Date after disability began less any Premiums refunded. On each subsequent Processing Date until the end of the period of payment of Premiums, a premium will be paid in an amount equal to one twelfth of the Required Premium determined in accordance with Section 6 of the policy and any additional amount that is required on such Processing Date to keep the policy from being deemed to be in default.

END OF PERIOD OF PAYMENT OF PREMIUMS

The last date to which we will pay Premiums will be the earliest of the dates in (1) and in (2) and (3), if applicable:

(1)	The day before the anniversary nearest the Insured’s 22nd birthday.

(2)	In the event of total disability of the Applicant, the earliest of the dates when: (i) the disability ends, and (ii) proof of continued total disability is not given when required, and (iii) the Applicant fails to be examined when required.

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(3)	In the event the total disability of the Applicant starts on or after the policy anniversary nearest his or her 60th birthday, the day before the anniversary nearest his or her 65th birthday.

EXCEPTIONS AND EXCLUSIONS

No Premiums will be paid:

(1)	If the total disability begins within 2 years after the date of issue of this Rider and results from an injury sustained or a disease contracted before such date of issue;

(2)	Under the Payment of Premium in Event of Applicant’s Total Disability section of this Rider if the total disability has ceased or the Applicant has died prior to receipt of due proof of total disability;

(3)	If the total disability results wholly or partially from: (a) willfully and intentionally self-inflicted injury; or (b) service in an armed force of an international body, or a country or group of countries at war whether declared or undeclared;

(4)	If the due proof of total disability is not received before this Rider terminates. But failure to give due proof in the time required will not void or reduce a claim if: (a) it was not reasonably possible to give due proof in the time required; and (b) due proof is given as soon as reasonably possible; and (c) due proof is given no later than 1 year after the date it is otherwise required, except in the absence of legal capacity;

(5)	During any policy year for which the component of Required Premium Target described in subparagraph (a) of Section 6 of the policy is zero.

WRITTEN NOTICE OF CLAIM

Written notice of claim may be filed with us to determine the start of the period for which benefits are provided; but no benefit will start until we receive the required due proof. In any case in which such written notice is filed more than one year after the disability began, benefits will start as if notice had been filed within one year. But it must be shown that it was furnished as soon as was reasonably possible.

PROOF OF CONTINUANCE OF TOTAL DISABILITY

We shall have the right to require proof of continued total disability at reasonable intervals during the first two years after receipt of due proof. After two years, we will not require proof more than once a year. After the policy anniversary nearest the Applicant’s 65th birthday, no proof will be required if the period of total disability began before and has been continuous since the policy anniversary nearest the Applicant’s 60th birthday. As part of any proof, the Applicant may be required to be examined by a medical examiner named by us at our expense.

INCONTESTABILITY, SUICIDE

The terms and conditions of the Incontestability and Suicide provisions of the policy shall apply to this Rider except that: (i) they shall relate to the Applicant and not the Insured; and (ii) the periods started shall be measured from the date of issue of this Rider.

DISCONTINUANCE ON REQUEST

This Rider may be discontinued as of any Processing Date on receipt of written notice and presentation of the policy for adjustment to us at our Home Office before the Processing Date and before the Insured’s death.

TERMINATION

This Rider will terminate on the earliest of:

a.	The lapse, exchange or termination of the policy; or

b.	The payment or application of the Surrender Value; or

c.	The date this Rider is discontinued on request; or

d.	The policy anniversary nearest the Insured’s 22nd birthday; or

e.

The policy anniversary nearest the Applicant’s 65th birthday if the policy is then in full force, but benefits for total disability which began before the policy anniversary nearest the Applicant’s 60th birthday will continue.

Signed for the Company at Boston, Massachusetts.

President	Secretary